N E W S R E L E A S E

September 8, 2016

Nevsun Ships First Zinc Concentrate from Bisha

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (the “Company” or “Nevsun”) announces that it has sold and shipped the first zinc concentrate product from the Bisha mine in Eritrea.   The ten thousand tonne lot was loaded at the Port of Massawa and sailed on September 7, 2016. The concentrate was sold on the spot market, attracting multiple offers and highly competitive treatment charges.

The Bisha mine completed the zinc flotation plant expansion earlier in 2016 on-time and under-budget.  The plant allows Bisha to produce separate copper and zinc concentrates simultaneously from processing primary ore from the Bisha open pit mine.

Cliff Davis, Nevsun CEO commented, “We are pleased to have a high quality zinc product coming to market in an environment of rising zinc prices.  Bisha is the only significant new zinc concentrate coming to market in 2016 and we are being aggressively courted for offtake by various customers. We would like to congratulate our partner, the State of Eritrea, for adding another export product to the economy and thank them for their support.”

Nevsun is scheduled to load additional shipments in the coming weeks and is ramping up to commercial production which is forecast for Q4 2016.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has nine years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet, no debt and pays a peer leading quarterly dividend. Nevsun is well positioned to grow shareholder value through exploration at Bisha and the newly acquired Serbian assets that include the high-grade copper-gold Timok Project.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea or Serbia, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company incurs unanticipated plant or production interruptions due to power interruptions or failures, electrical or other plant equipment malfunctions, fuel supply interruptions, fuel quality or due to other factors that impact production or mining operations, (vi) the Company experiences shipping delays for equipment or replacement parts that may be required to complete repairs on a timely basis that could impact production or mining operations; (vii) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (viii) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (ix) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (x) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (xi); and other risks are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2015, which are incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2015, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com